[FRISCH'S LOGO]

                           FRISCH'S RESTAURANTS, INC.

            OFFER TO PURCHASE FOR CASH UP TO 1,000,000 SHARES OF ITS
                  COMMON STOCK AT A PURCHASE PRICE NOT GREATER
                  THAN $17.00 NOR LESS THAN $15.00 PER SHARE.

          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
    12:00 MIDNIGHT EASTERN DAYLIGHT SAVINGS TIME, ON FRIDAY, AUGUST 8, 1997,
                         UNLESS THE OFFER IS EXTENDED.

     Frisch's Restaurants, Inc., an Ohio corporation (the "Company"), invites its shareholders to tender shares of its common stock, no par value (the "Shares"), to the Company at a price not greater than $17.00 nor less than $15.00 per Share in cash, as specified by tendering shareholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine the single per Share price (not greater than $17.00 nor less than $15.00 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 1,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $17.00 nor less than $15.00 per Share). The Company will pay the Purchase Price for all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the proration terms hereof, so that each shareholder receives the highest price paid to any other shareholder pursuant to the Offer. See Section 1. The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 5.

     The Shares are listed and traded on the American Stock Exchange (the "AMEX") under the symbol "FRS." On July 11, 1997, the last full trading day on the AMEX prior to the announcement and commencement of the Offer, the closing per Share sales price as reported on the AMEX was $16.50. Shareholders are urged to obtain current market quotations for the Shares. See Section 6.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. EXCEPT FOR DIRECTORS BARRY S. NUSSBAUM AND JERRY L. RUYAN, WHOSE INTENTIONS ARE UNKNOWN (SEE SECTION 8), THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS WILL TENDER ANY SHARES IN RESPONSE TO THIS OFFER.

                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signature guarantee and any other required documents to Continental Stock Transfer & Trust Company (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or follow the procedure for book-entry delivery set forth in Section 2, or (ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the tender for such shareholder. A holder of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the holder desires to tender such Shares. Shareholders who desire to tender Shares and whose certificates for such Shares cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the Depositary by the expiration of the Offer must tender such Shares by following the procedures for guaranteed delivery set forth in Section 2. TO EFFECT A VALID TENDER OF SHARES, SHAREHOLDERS MUST ACCURATELY AND FULLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth below.

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

     The Date of this Offer to Purchase is July 14, 1997.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             MCCORMICK & PRYOR LTD.

                            26 Broadway, Suite 1640
                            New York, New York 10004

                 Banks and Brokers Call Collect: (212) 968-9090
              All Others Call Toll-Free: (800) 476-2508 PIN #3774

                      THE DEALER MANAGER FOR THE OFFER IS:

                                FURMAN SELZ LLC

                                230 Park Avenue
                            New York, New York 10169

                                 (800) 939-9991

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

                                    SUMMARY

     THIS GENERAL SUMMARY IS PROVIDED FOR THE CONVENIENCE OF THE COMPANY'S SHAREHOLDERS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT AND MORE SPECIFIC DETAILS IN THIS OFFER TO PURCHASE.

NUMBER OF SHARES TO BE PURCHASED...    1,000,000 Shares (or such lesser number
                                       of Shares as are validly tendered). The
                                       Company reserves the right to purchase a greater number of Shares. See Sections 1 and 14.

PURCHASE PRICE.....................    The Company will determine a single per
                                       Share net cash price, not greater than
                                       $17.00 nor less than $15.00 per Share,
                                       that it will pay for Shares validly
                                       tendered. All Shares acquired in the
                                       Offer will be acquired at the Purchase
                                       Price even if tendered at or below the
                                       Purchase Price, so that each shareholder receives the highest price paid to any other shareholder pursuant to the Offer.
                                       Each shareholder desiring to tender
                                       Shares must specify in the Letter of
                                       Transmittal the minimum price (not
                                       greater than $17.00 nor less than $15.00 per Share) at which such shareholder is willing to have Shares purchased by the Company.

HOW TO TENDER SHARES...............    See Section 2. Call the Information Agent
                                       or consult your broker for assistance.

BROKERAGE COMMISSIONS AND
STOCK TRANSFER TAX.................    Tendering shareholders will not be
                                       obligated to pay brokerage fees or
                                       commissions to the Dealer Manager, the
                                       Information Agent or the Depositary or,
                                       except as set forth in Instruction 7 to
                                       the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. A tendering shareholder who holds securities with a broker may be required by such broker to pay a service charge or other fee.

EXPIRATION AND PRORATION DATES.....    Friday, August 8, 1997, at 12:00
                                       Midnight, Eastern Daylight Savings time, unless extended by the Company.

PAYMENT DATE.......................    As soon as practicable after the
                                       Expiration Date.

POSITION OF THE COMPANY AND ITS
DIRECTORS..........................    Neither the Company nor its Board of
                                       Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. The
                                       Company has been advised that none of its directors (other than possibly Mr. Ruyan and Mr. Nussbaum) or its executive officers intends to tender any Shares pursuant to the Offer.

WITHDRAWAL RIGHTS..................    Tendered Shares may be withdrawn at any
                                       time until 12:00 Midnight, Eastern
                                       Daylight Savings time, on Friday, August
                                       8, 1997, unless the Offer is extended by the Company and, unless theretofore accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 12:00 Midnight, Eastern Daylight time, on September 8,
                                       1997. See Section 3.

FURTHER DEVELOPMENTS REGARDING THE
OFFER..............................    Call the Information Agent or consult
                                       your broker.

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

                               TABLE OF CONTENTS

                                        SECTION                                           PAGE
----------------------------------------------------------------------------------------  ----
SUMMARY.................................................................................    3
INTRODUCTION............................................................................    5
THE OFFER...............................................................................    6
         1.    NUMBER OF SHARES; PRORATION..............................................    6
         2.    PROCEDURE FOR TENDERING SHARES...........................................    7
         3.    WITHDRAWAL RIGHTS........................................................   10
         4.    PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.........................   11
         5.    CERTAIN CONDITIONS OF THE OFFER..........................................   12
         6.    PRICE RANGE OF SHARES; DIVIDENDS.........................................   13
         7.    BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER........   14
         8.    INFORMATION AS TO CAPITAL STOCK; TRANSACTIONS AND ARRANGEMENTS CONCERNING
               THE SHARES...............................................................   15
         9.    SOURCE AND AMOUNT OF FUNDS...............................................   16
        10.    CERTAIN INFORMATION ABOUT THE COMPANY....................................   17
        11.    EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE
               EXCHANGE ACT.............................................................   19
        12.    CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS..................   20
        13.    CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.............................   20
        14.    EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS..........................   23
        15.    FEES AND EXPENSES........................................................   24
        16.    MISCELLANEOUS............................................................   24

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

TO THE HOLDERS OF SHARES OF COMMON STOCK
OF FRISCH'S RESTAURANTS, INC.:

                                  INTRODUCTION

     Frisch's Restaurants, Inc., an Ohio corporation (the "Company"), invites its shareholders to tender shares of its common stock, no par value (the "Shares"), to the Company at prices not greater than $17.00 nor less than $15.00 per Share, as specified by tendering shareholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

     The Company will determine the single per Share price (not greater than $17.00 nor less than $15.00 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 1,000,000 Shares (or such lesser number of Shares as are validly tendered). The Company will pay the Purchase Price for all Shares validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1) at prices at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms described in Section 1 below, so that each shareholder receives the highest price paid to any other shareholder pursuant to the Offer. The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer. See Section 14.

     THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5.

     If at the Expiration Date more than 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered at or below the Purchase Price and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, purchase Shares on a pro rata basis from all shareholders who validly tender Shares at prices at or below the Purchase Price (and did not withdraw them prior to the Expiration Date). The Company will return at its expense all Shares not purchased pursuant to the Offer, including Shares not purchased because of proration. The Purchase Price will be paid net to the tendering shareholders in cash for all Shares purchased. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. However, any tendering shareholder or other payee who fails to complete, sign and return to the Depositary (as defined below) the Substitute Form W-9 that is included with the Letter of Transmittal may be subject to required backup federal income tax withholding of 31% of the gross proceeds payable to such shareholder or other payee pursuant to the Offer. See Section 13. A tendering shareholder who holds Shares with a broker may be required by such broker to pay a service charge or other fee. The Company will pay all fees and expenses of Furman Selz LLC (the "Dealer Manager"), McCormick & Pryor Ltd. (the "Information Agent") and Continental Stock Transfer & Trust Company (the "Depositary") in connection with the Offer. See Section 15.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS (EXCEPT POSSIBLY MR. RUYAN AND MR. NUSSBAUM) OR EXECUTIVE OFFICERS INTENDS TO TENDER SHARES PURSUANT TO THE OFFER. SEE SECTION 8.

     The Company's Board of Directors desires to enhance shareholder value, and provide a liquidity opportunity to shareholders, and believes that Share repurchases funded by borrowings under the Company's credit facility will advance such objectives and be in the best interests of the Company and its shareholders. The Company believes that the purchase of Shares is consistent with its long-term goals and that, after the

Offer is completed, the Company will have sufficient cash flow and access to other sources of capital in order to fund its working capital needs and provide for its current capital expenditure requirements. See Section 7.

     The Offer provides shareholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not in excess of $17.00 nor less than $15.00 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open market sales.

     As of July 11, 1997, there were 7,148,334 Shares issued and outstanding and 259,835 Shares reserved for issuance upon exercise of outstanding and currently exercisable stock options pursuant to the 1984 Stock Option Plan (the "Options"). The foregoing amounts exclude all shares of Common Stock held as treasury stock, the 58,492 shares reserved for issuance pursuant to the Frisch's Executive Savings Plan and the 562,432 shares reserved for issuance under the 1993 Stock Option Plan (there are no options currently outstanding under this Plan). See Section 8. The 1,000,000 Shares that the Company is offering to purchase represent approximately 13.99% of the outstanding Shares (approximately 13.50% assuming the exercise of all outstanding Options). The Shares are listed and traded on the American Stock Exchange ("AMEX") under the symbol "FRS." On July 11, 1997, the last full trading day on the AMEX prior to the announcement and commencement of the Offer, the closing per Share sales price as reported by the AMEX was $16.50. THE COMPANY URGES SHAREHOLDERS TO OBTAIN CURRENT QUOTATIONS ON THE MARKET PRICE OF THE SHARES.

                                   THE OFFER

1.  NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions of the Offer, the Company will purchase 1,000,000 Shares or such lesser number of Shares as are validly tendered before the Expiration Date (and not withdrawn in accordance with Section 3) at a net cash price (determined in the manner set forth below) not greater than $17.00 nor less than $15.00 per Share. The term "Expiration Date" means 12:00 Midnight, Eastern Daylight Savings time, on Friday, August 8, 1997, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 14 for a description of the Company's right to extend, delay, terminate or amend the Offer. The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. See Section 14. If the Offer is oversubscribed, Shares tendered at or below the Purchase Price before the Expiration Date will be purchased pro rata. The proration period also expires on the Expiration Date.

     The Company will determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 1,000,000 Shares (or such lesser number as are validly tendered at prices not greater than $17.00 nor less than $15.00 per Share) validly tendered and not withdrawn pursuant to the Offer. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Daylight Savings time.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5.

     In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender Shares must specify the price (not greater than $17.00 nor less than $15.00 per Share) at which they are willing to sell their Shares to the Company. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price (not greater than $17.00 nor less than $15.00 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices specified by tendering shareholders. The Company will pay the Purchase Price, even if such Shares were tendered below the Purchase Price, for all Shares validly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including proration, so that each shareholder receives the highest price paid to any other shareholder pursuant to the Offer. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

     If the number of Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date is less than or equal to 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered. In the event that at the Expiration Date more than 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) as described below.

     Proration. If proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each shareholder tendering Shares shall be based on the ratio of the number of Shares tendered by such shareholder at or below the Purchase Price to the total number of Shares tendered by all shareholders at or below the Purchase Price. This ratio will be applied to shareholders tendering Shares to determine the number of Shares that will be purchased from each such shareholder pursuant to the Offer. Although the Company does not expect to be able to announce the final results of such proration until approximately seven business days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders can obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares as of July 11, 1997 and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholders list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.  PROCEDURE FOR TENDERING SHARES

     Proper Tender of Shares.  For Shares to be validly tendered pursuant to the
Offer:

          (i) The certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to 12:00 Midnight, Eastern Daylight Savings time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

          (ii) The tendering shareholder must comply with the guaranteed delivery procedure set forth below.

     AS SPECIFIED IN INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH SHAREHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST

PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.0625) AT WHICH THEIR SHARES ARE BEING TENDERED. Shareholders desiring to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which Shares are being tendered, except that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL. THE COMPANY WILL NOT ACCEPT ANY ALTERNATIVE, CONTINGENT OR CONDITIONAL TENDERS.

     To prevent backup federal income tax withholding, and in the case of certain foreign shareholders to prevent a 30% withholding tax, certain completed forms should accompany the Letter of Transmittal. See Section 13.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company or Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the holder of the Shares) tendered therewith and payment and delivery is to be made directly to such registered holder, or (ii) if Shares are tendered for the account of a firm or entity that is a member in good standing of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States which is a participant in an approved Signature Guarantee Medallion Program pursuant to Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. See
Section 4 for information with respect to applicable stock transfer taxes.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including share certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, either a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF

THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE
DEPOSITARY.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) the Depositary receives (by hand, mail, overnight courier, or facsimile transmission), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

          (iii) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three AMEX trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

     Return of Unpurchased Shares. If any tendered Shares are not purchased, or if less than all Shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering shareholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such shareholder.

     1984 Stock Option Plan. The Company is not offering, as part of the Offer, to purchase any of the options (the "Options") outstanding under the Company's 1984 Stock Option Plan, and tenders of such Options will not be accepted. Holders of Options who wish to participate in the Offer may either (a) comply with the procedures for guaranteed delivery set forth under "Guaranteed Delivery" above without having to exercise their Options until after the results of the Offer are known (provided, however, that an Option holder will not be required to make the requisite tender through an Eligible Institution and may personally execute and deliver the Notice of Guaranteed Delivery), or (b) exercise their Options and purchase Shares and then tender such Shares pursuant to the Offer, provided that, in the case of either (a) or (b), any such exercise of an Option and tender of Shares is in accordance with the terms of the 1984 Stock Option Plan and the Options. In no event are any Options to be delivered to the Depositary in connection with a tender of Shares hereunder. An exercise of an Option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. All holders of Options are executive officers or key employees of the Company and all executive officers have indicated that they do not intend to tender any Shares pursuant to the Offer.

     Tendering Shareholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated by the Commission under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person's own account unless at the time of tender and at the Expiration Date such person (i) has a "net long position" equal to or greater than the amount tendered in (x) the Shares, or (y) other securities immediately convertible into, exercisable for or exchangeable into Shares ("Equivalent Securities") and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer, and
(ii) will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer as well as the tendering shareholder's representation and warranty to the Company that (i) such shareholder has a "net long position" in Shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, and (ii) such tender of Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and conditions of the Offer.

     Determinations of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares or any particular shareholder. No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. Neither the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

3.  WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 12:00 Midnight, Eastern Daylight Savings time, on Monday, September 8, 1997.

     For a withdrawal to be effective, the Depositary must receive (at its address set forth on the back cover of this Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 2, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. Neither the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be retendered before the Expiration Date by again following any of the procedures described in Section 2.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 3.

4.  PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     The Company will, as soon as practicable after the Expiration Date and upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders, so that each shareholder receives the highest price paid to any other shareholder pursuant to the Offer. The Company will, as soon as practicable after the Expiration Date, accept for payment and pay for (and thereby purchase) Shares validly tendered at or below the Purchase Price and not withdrawn (subject to proration). For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay a single per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration), but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

     Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant who so delivered such Shares) as promptly as practicable following the Expiration Date or termination of the Offer without expense to the tendering shareholders. Under no circumstances will the Company pay interest on the Purchase Price including, without limitation, by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 5.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP

FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 13. ALSO SEE
SECTION 13 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN SHAREHOLDERS.

5.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after July 11, 1997 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

          (a) there shall have been threatened, instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (i) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to, or otherwise affects, the Offer; or (ii) could, in the sole judgment of the Company, materially affect the business, condition (financial or other), income, operations or prospects of the Company, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

          (b) there shall have been any action threatened, pending or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company, by any government or governmental, regulatory or administrative authority or agency or tribunal or court, domestic or foreign, which, in the sole judgment of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above; or

          (c) there shall have occurred (i) the declaration of any banking moratorium or any suspension of payment in respect of banks in the United States (whether or not mandatory); (ii) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might affect the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions or in the commercial paper markets in the United States or abroad that could have, in the sole judgment of the Company, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company, taken as a whole, or on the trading in the Shares or on the proposed financing for the Offer or makes it inadvisable to proceed with the Offer; (vi) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Composite 500 Stock Index by an amount in excess of 10% measured from the close of business on July 11, 1997; or

          (d) any change(s) shall occur or be threatened in the business, condition (financial or other), income, assets, operations, prospects or stock ownership of the Company, taken as a whole, which in the sole judgment of the Company is or may be material to the Company; or

          (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or the Company shall have learned that (i) any person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than as disclosed in a Schedule 13D or 13G on file with the Commission on July 11, 1997), (ii) any such person or group that on or prior to July 11, 1997 had filed such a Schedule shall have acquired or proposed to acquire beneficial ownership of additional Shares representing 2% or more of the outstanding Shares, or (iii) any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or

          (f) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or any of its Shares or assets.

     The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment or decisions by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

6.  PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are listed and traded on the AMEX. The high and low closing sales prices per Share on the AMEX as compiled from published financial sources and the quarterly cash dividends paid per Share for the periods indicated are listed below:

                                                                 HIGH       LOW         DIVIDENDS*
                                                                 ----       ----        ----------
FISCAL 1995
(Year Ended May 28, 1995)
  1st Quarter..................................................  $14 7/8    $11 3/4        $.06
  2nd Quarter..................................................  $13 1/4    $ 9 7/8        $.06
  3rd Quarter..................................................  $10 5/8    $ 8 7/8        $.06
  4th Quarter..................................................  $ 9 5/8    $ 8 1/4        $.06

FISCAL 1996
(Year Ended June 2, 1996)
  1st Quarter..................................................  $10 1/4    $ 8 5/8        $.06
  2nd Quarter..................................................  $10 3/4    $ 8 5/8        $.06
  3rd Quarter..................................................  $10 1/8    $ 7 11/16      $.06
  4th Quarter..................................................  $11 7/8    $ 8 1/4        $.06

FISCAL 1997
(Year Ended June 1, 1997)
  1st Quarter..................................................  $15        $11 1/8        $.06
  2nd Quarter..................................................  $15 1/4    $12 1/2        $.06
  3rd Quarter..................................................  $16        $13 1/4        $.06
  4th Quarter..................................................  $15 1/2    $13 5/8        $.06

---------------

* In addition to the cash dividends above, a 4% stock dividend was paid in fiscal years 1997, 1996 and 1995.

     On July 11, 1997, the last full trading day on the AMEX prior to the announcement and commencement of the Offer, the closing price per Share on the AMEX was $16.50. THE COMPANY URGES

SHAREHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

7.  BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     The Board of Directors, with the assistance of Furman Selz LLC, an investment banking firm, studied and considered various strategic alternatives for the Company. The Board of Directors believes that a repurchase of the Company's Shares directly from shareholders is a strategic alternative that is in the best interests of the Company and its shareholders, and therefore, the Board of Directors authorized the repurchase of up to 1,000,000 Shares from the Company's shareholders. The Board of Directors believes that Company repurchases of Shares will provide a liquidity opportunity, due to the relatively thin public trading market for the Shares, for those shareholders wishing to dispose of their Shares and will enhance shareholder value for the remaining shareholders. The Board of Directors believes that the purchase of Shares is consistent with the Company's long-term goals and that, after the Offer is completed, the Company will have sufficient cash flow and access to other sources of capital in order to fund its working capital needs and provide for its current capital expenditure requirements.

     The Offer provides shareholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $17.00 nor less than $15.00 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash to the Company without the usual transaction costs associated with market sales. This opportunity to sell Shares without paying any brokerage fee may be particularly valuable to smaller shareholders, for whom such fees may be relatively high. Odd Lot Holders (shareholders owning less than 100 Shares) who tender into the Offer will realize additional transactional savings by avoiding any applicable "odd lot" discount payable on a sale of Shares. In addition, the Offer may give shareholders the opportunity to sell Shares at prices greater than market prices prevailing prior to commencement of the Offer. The Offer also allows shareholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders will be reduced. Shareholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and thus in the Company's future earnings and net assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

     The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the results of the Offer, the market price of the Shares, the Company's business and financial position and general economic and market conditions.

     Shares the Company acquires pursuant to the Offer will be retained as treasury stock by the Company (unless and until the Company determines to retire such Shares) and will be available for the Company to issue without further shareholder action (except as required by applicable law or, if retired, the rules of any securities exchange on which Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans or compensation programs for directors and employees. The Company has no current plans for issuance of the Shares repurchased pursuant to the Offer, except that the Company is authorized to use the repurchased Shares from time to time in connection with employee benefit or compensation programs or stock plans or compensation programs for directors maintained by the Company.

8. INFORMATION AS TO CAPITAL STOCK; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     As of July 11, 1997, there were 7,148,334 Shares of Common Stock outstanding and 259,835 Shares reserved for issuance upon exercise of all outstanding and currently exercisable options pursuant to the 1984 Stock Option Plan. The foregoing amounts exclude all shares of Common Stock held as treasury stock, the 58,492 Shares reserved for issuance pursuant to the Frisch's Executive Savings Plan and the 562,432 Shares reserved for issuance under the 1993 Stock Option Plan (there are no options currently outstanding under this Plan). The 1,000,000 Shares the Company is offering to purchase pursuant to the Offer represent approximately 13.99% of the Shares outstanding (approximately 13.50% assuming the exercise of all outstanding Options).

     As of July 11, 1997, the Company's directors and executive officers as a group (11 persons) beneficially owned an aggregate of 2,482,896 Shares, representing approximately 34.73% of the outstanding Shares. Each of the Company's executive officers and directors has advised the Company that he or she does not intend to tender any Shares pursuant to the Offer, except Board members Barry S. Nussbaum and Jerry L. Ruyan, who have not advised the Board of Directors as to whether they intend to tender Shares pursuant to the Offer. Mr. Nussbaum and Mr. Ruyan did not participate in any Board discussions or decisions with respect to this Offer. Since Mr. Nussbaum and Mr. Ruyan own in the aggregate 624,232 Shares, if 1,000,000 Shares, including all Shares owned by Mr. Nussbaum and Mr. Ruyan, are purchased pursuant to the Offer, after the consummation of the Offer, the directors and executive officers as a group will beneficially own an aggregate of 1,858,664 Shares, representing approximately 30.23% of the outstanding Shares. If 1,000,000 Shares, not including any Shares owned by Mr. Nussbaum and Mr. Ruyan, are purchased pursuant to the Offer, after consummation of the Offer, the directors and executive officers as a group will beneficially own an aggregate of 2,482,896 Shares, representing approximately 40.38% of the outstanding Shares.

     Based upon the Company's records and upon information provided to the Company by its directors and executive officers, neither the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company, nor any associate or subsidiary of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof.

     The Company has an unfunded deferred compensation plan known as the Frisch's Executive Savings Plan for certain key executive employees of the Company. One of the investment options under the Plan is common stock of the Company. A participant in the Plan is entitled to distribution upon the participant's death, or after the later of the date on which the participant's employment by the Company is terminated or the participant's 65th birthday. The Compensation Committee, which administers the Plan, may elect to pay distributions in cash instead of the investment option (including the Company's Common Stock) chosen by the participant. As of July 11, 1997, no participants were eligible for distributions pursuant to the Plan; however, 58,492 Shares have been reserved by the Company for issuance pursuant to the Plan.

     The Company received a letter dated June 6, 1997 from Pioneer Venture Fund ("PVF") which stated that PVF represents a group of shareholders consisting of PVF, Union Communications Company, DBN Investment Company, Benjamin Nazarian, Dr. Pejman Salimpour, Neil Kadisha and Nippon Tex Inc. Profit Sharing Plan dated June 25, 1996 (the "Shareholder Group"), which as of the date thereof, owned an aggregate of 618,295 of the Company's Shares, representing approximately 8.6% of the issued and outstanding Shares of the Company. The purpose of the letter was to (i) inform the Board of Directors that the Shareholder Group plans to acquire more Shares, with the present intention of having beneficial ownership of over 10% of the Company's issued and outstanding Shares prior to the record date for the Company's 1997 Annual Meeting of Shareholders; and (ii) to request the Board's approval, for the purpose of Chapter 1704 of the Ohio Revised Code, of such an acquisition of the Company's Shares by the Shareholder Group prior to the Shareholder Group's "share acquisition date," as defined under Section 1704.01(C)(10) of the Code, in order to permit the Company to engage in "Chapter 1704. transactions," as defined under Section 1704.01(B) of the Code, with the Shareholder Group. Pursuant to Chapter 1704, if the Shareholder Group beneficially owns more than 10% of the outstanding Shares at any time during the Offer and desires to tender Shares pursuant to the Offer, the Shareholder Group may not have more than approximately $5,563,000 worth of its Shares, or in any event no more than 5% of the Company's Shares, purchased pursuant to this Offer. The Board of Directors denied PVF's request for approval on July 8, 1997.

     Except for outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) of the Company pursuant to the Company's 1984 and 1993 Stock Option Plans, except for the Shares reserved for issuance pursuant to the Frisch's Executive Savings Plan and except as described herein, neither the Company nor any person controlling the Company nor, to the Company's knowledge, any of its subsidiaries, affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations.

9.  SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 1,000,000 Shares pursuant to the Offer at a maximum Purchase Price of $17.00 per Share, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $17,575,000. The Company estimates that substantially all of the funds necessary to pay such amounts will come from borrowings pursuant to the Company's Loan Agreement, dated as of July 9, 1997 (the "Loan Agreement"), with Star Bank, N.A. The loan, in an aggregate amount of up to $18 million, matures in two (2) years from the Expiration Date, and is secured by the property and equipment owned by the Company at the fifteen restaurants in Indianapolis, Louisville and central Ohio which the Company closed in June, 1997 and which the Company is in the process of disposing, the Company's limited partnership interest in the Cincinnati Reds and the Company's Cash Surrender Value of Life Insurance which is approximately $3,600,000. The loan will, at the Company's option, bear interest at (i) the interest rate announced from time to time by Star Bank, N.A. as its prime rate, or (ii) the sum of the maximum reserve-adjusted thirty or sixty day LIBOR plus the applicable margin (currently 150 basis points). At July 8, 1997, the Star Bank, N.A. prime rate was 8-1/2% and the thirty and sixty day maximum reserve-adjusted LIBOR rates (after adding 150 basis points margin) were 7.1875% and 7.21875%, respectively. There are currently no borrowings outstanding under this loan.

     The Loan Agreement contains representations and warranties, affirmative and negative covenants (including certain covenants which establish ratio requirements related to the Company's debt, interest expense and cash flow), events of default and other terms customary to similar financings. If the Company reduces the principal balance of the loan to less than $7,500,000 within twelve months from the Expiration Date, the margins charged by Star Bank, N.A. (over each interest rate option) shall decrease by 25 basis points. If the loan is not so reduced in the first twelve months, the margins charged by Star Bank, N.A. (over each interest rate option) shall increase by 25 basis points. Pursuant to the Loan Agreement, the Company must reduce the principal balance outstanding by a minimum of $5,500,000 within twelve months from the date of closing. The Company has committed to diligently pursue the sale of its equipment and property in the fifteen restaurants it closed on June 10, 1997 and its one-fifteenth limited partnership interest in the Cincinnati Reds to repay borrowings under the Loan Agreement. Depending on business and market conditions, the Company may also repay borrowings under the Loan Agreement through other internally generated funds and through the possible sale of other non-core business assets.

     The Loan Agreement also requires the Company to reduce the availability of funds under its existing Amended and Restated Loan Agreement with Star Bank, N.A. effective as of August 29, 1996, as amended from time to time, from $20,000,000 to $16,000,000 for so long as the Loan Agreement is in effect. Star Bank,

N.A. has agreed that up to $1,000,000 of the existing revolving line of credit can be used to pay expenses of the Offer. Star Bank, N.A. charged the Company a fee of $25,000 for modifying such revolving line of credit.

10.  CERTAIN INFORMATION ABOUT THE COMPANY

     The Company was incorporated in 1947. The Company is engaged in the food service business, including the operation of and licensing of others to operate restaurants, and in the lodging business.

     The Company operates principally in the food service and lodging industries. Prior to 1997, operations in the food service industry constituted a dominant segment in accordance with SFAS Statement Number 14, "Financial Reporting Segments of a Business Enterprise." Operations in the food service industry are vertically integrated, and include the manufacture and distribution of food products and supplies to its restaurants and to franchisees for resale to the general public. Fees are charged to franchisees for administrative and advertising services based principally on percentage of sales. Intersegment sales are immaterial.

     The Company also operates two high-rise hotels located in greater Cincinnati, under the name "Quality Hotel;" one containing 147 guest rooms, banquet facilities for 400, a restaurant and cocktail lounge; the other having 236 guest rooms, banquet facilities for 700, and two restaurants with cocktail lounges.

     The Company operates or licenses others to operate family restaurants, most of which have "drive-thru" service, located in Ohio, Kentucky and Indiana which use the tradename "Big Boy." The Company also has the right to operate or license others to operate Big Boy family restaurants in Florida, Texas, Oklahoma, portions of Kansas, the unfranchised areas of Tennessee and Georgia and, under certain circumstances, in prescribed areas of states adjacent to Tennessee and Georgia. During the fiscal year ended June 1, 1997, the Company decided to close the ten restaurants it operated in Indianapolis, one restaurant in Kentucky and four restaurants in Central Ohio, and such restaurants were closed on June 10, 1997. As of July 1, 1997, there were 88 Big Boy restaurants operated by the Company and 39 operated by Company licensees.

     Big Boy restaurants are family restaurants which the Company operates under the name of "Frisch's." Some of the licensed Big Boy restaurants do not use the name "Frisch's." Menus are generally standardized with a wide variety of items at moderate prices, featuring the "Big Boy" double-deck hamburger sandwich and other sandwiches, pasta, chicken and seafood dinners, desserts and other items. In addition, a full breakfast menu is offered, and most of the restaurants also contain breakfast bars, soup and salad bars and drive-thru service. Older restaurants are located in suburban or urban neighborhoods which cater to local trade rather than highway travel. Restaurants opened in recent years have generally been located near expressways.

     To service its owned and certain licensed restaurants, the Company operates a commissary at Cincinnati, Ohio, where it prepares foods, and stocks foods, forms, paper products and other supplies. Certain companies in the foodservice industry operate commissaries, while others purchase from outside sources. Sixteen of the licensed restaurants (41%) currently purchase items from the commissary. Big Boy restaurants licensed in northern Indiana and northwestern Ohio do not buy food and supplies from the Company.

     The Company also provides bookkeeping and payroll services to its owned and some of its licensed restaurants. Eight of the licensed restaurants (21%) currently purchase these services from the Company.

     Pursuant to an agreement with Elias Brothers Restaurants, Inc., the Company has the right to use and sub-license others to use the registered trademark and tradename "Big Boy" for a perpetually renewable term at no license fee in Ohio, Kentucky, Indiana, Florida, Texas, Oklahoma, parts of Kansas, the unfranchised areas of Tennessee and Georgia and, under certain circumstances, prescribed areas of states adjacent to Tennessee and Georgia.

     The Company also owns a 1/15th limited partnership interest in the Cincinnati Reds professional baseball team. The Company has committed to Star Bank, N.A. to actively try to sell this asset to repay borrowings under the Loan Agreement. See Section 9.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following summary consolidated historical financial information for the fiscal year ended June 2, 1996 was derived from the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 2, 1996, which is incorporated herein by reference. This information should be read in conjunction with and is qualified in its entirety by reference to such audited financial statements and the related notes thereto. The summary consolidated historical financial information for the fiscal year ended June 1, 1997 was derived from the audited consolidated financial statements contained in the Auditors' Report and Financial Statements for the fiscal year ended June 1, 1997, which was filed as Exhibit (g)(2) to the
Schedule 13E-4 filed by the Company on July 14, 1997 and which is incorporated herein by reference, and should be read in conjunction with and is qualified in its entirety by reference to such financial statements and the related notes thereto. Copies of such reports may be inspected or obtained from the Commission in the manner specified in "Additional Information" below.

     In a press release issued July 8, 1997 (which was filed as Exhibit (g)(3) to the Schedule 13E-4 filed by the Company on July 14, 1994 and which is incorporated herein by reference), the Company disclosed that it had reported net earnings of $1,186,647, or $.17 per share, for the fiscal year ended June 1, 1997, including an asset writedown of $4,600,000 ($3,040,000 net of tax) which resulted from the Company's decision to close fifteen underperforming Big Boy restaurants in the fourth quarter of fiscal 1997.

     The following summary consolidated pro forma financial information gives effect to the purchase of 1,000,000 Shares pursuant to the Offer, based upon certain assumptions described in the Notes to Summary Historical and Pro Forma Financial Information, and gives effect to such purchases as if they had occurred, for purposes of the income statement data, on the first day of the periods presented and, for purposes of the balance sheet data, on the applicable balance sheet date. The summary pro forma financial information is not necessarily indicative of the results of operations that would actually have been obtained had the purchase of 1,000,000 Shares pursuant to the Offer been completed at the dates indicated and is not necessarily indicative of the results of operations for any future period.

                                                                 FISCAL YEAR ENDED
                                           --------------------------------------------------------------
                                                                              PRO FORMA (UNAUDITED)
                                                                        ---------------------------------
                                                                           ASSUMED            ASSUMED
                                                                         $15.00/SHARE       $17.00/SHARE
                                           JUNE 2,        JUNE 1,       PURCHASE PRICE     PURCHASE PRICE
                                             1996          1997          JUNE 1, 1997       JUNE 1, 1997
                                           --------     -----------     --------------     --------------
                                              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE INFORMATION)
INCOME STATEMENT INFORMATION:
  Total Revenue..........................  $166,945      $ 165,931         $165,931           $165,931
  Income before taxes....................     3,417          1,728              650                506
  Net income.............................     2,310          1,187              446                348
  Average number of shares outstanding...     7,157          7,151            6,111              6,111
Earnings per share.......................  $   0.32      $    0.17         $   0.07           $   0.06
Ratio of earnings to fixed charges.......      2.2x           1.6x             1.2x               1.1x

BALANCE SHEET INFORMATION
  (at end of period):
  Working capital deficit................  ($ 9,894)     ($  8,817)        ($ 8,817)          ($ 8,817)
  Total assets...........................   118,396        111,260          111,260            111,260
  Total assets, less goodwill............   117,635        110,503          110,503            110,503
  Total indebtedness.....................    53,089         46,576           61,576             63,576
  Shareholders' investment...............    65,307         64,684           49,684             47,684
  Book value per common share............  $   9.12      $    9.05         $   8.13           $   7.80

        NOTES TO SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following assumptions were made in presenting the summary historical and pro forma financial information:

          (a) The pro forma income statement information assumes 1,000,000 Shares are purchased at $15.00 per Share and $17.00 per Share, as applicable, with the purchase being initially financed with borrowings under the Loan Agreement. The borrowings under the Loan Agreement are expected to be repaid using the proceeds from the disposal of closed restaurant properties and the sale of the Company's limited partnership interest in the Cincinnati Reds and other internally generated funds. The income statement information assumes increased interest expense under the Loan Agreement.

          (b) The June 1, 1997 pro forma balance sheet information assumes 1,000,000 Shares are purchased at $15.00 per Share and $17.00 per Share as applicable, with the purchase being financed with borrowings under the Loan Agreement. The borrowings under the Loan Agreement are expected to be repaid using the proceeds from the disposal of closed restaurant properties and the sale of the Company's limited partnership interest in the Cincinnati Reds and other internally generated funds.

          (c) For the computation of the ratio of earnings to fixed charges, "earnings" has been calculated by adding income before taxes, interest expense and fixed charges. "Fixed charges" consist of interest expense and the assumed fixed charges portion of operating leases.

          (d) Book value per Share is calculated as total shareholders' investment divided by the number of pro forma Shares outstanding at the end of the period.

     Additional Information. The Company is subject to the information requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, and (except for the Issuer Tender Offer Statement) at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of shareholders. Nonetheless, the Company anticipates that there will still be a sufficient number of Shares outstanding and publicly traded following the consummation of the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the AMEX, the Company does not believe that its purchase of Shares pursuant to the Offer will cause its remaining Shares to be delisted therefrom.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12.  CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS

     The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (or would be obtained without substantial conditions) or that the failure to obtain any such approval or other action would not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 5.

     Pursuant to Ohio Revised Code Chapter 1704, if a shareholder (or group of shareholders acting together) owns over 10% of the Company's Shares and did not obtain the Company's approval to purchase over 10% of the Company's Shares at the "acquisition date" as defined in Chapter 1704, the number of Shares of that shareholder (or group of shareholders) which can be purchased by the Company pursuant to the Offer is limited by the fact that the maximum purchase price that can be paid to such shareholder by the Company is equal to 5% of the Company's gross assets or $5,563,000, and is limited, in any case, to 5% of the Company's Shares.

13.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the current provisions of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), applicable United States Treasury regulations promulgated thereunder, judicial decisions, and administrative pronouncements, rulings and practice, changes to any of which could materially affect the tax consequences described herein and could be made on a retroactive basis. This summary does not apply to Shares reflecting interests in the Frisch's Executive Savings Plan and may not apply to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local or foreign tax consequences of participating in the Offer. This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular shareholders subject to special treatment under the federal income tax laws (such as certain financial institutions, broker-dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States Holder. For purposes of this summary, a "United States Holder" is a holder of shares that is (i) a citizen or resident (within the meaning of Section 7701(b)(1)(A) of the Code) of the United States, (ii) a corporation, partnership or other business or investment entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, or (iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of its source. This discussion does not address the tax consequences to foreign shareholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares for cash pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such shareholders are generally taxed in a manner similar to United States Holders; however, certain special rules apply. The federal income tax consequences to a shareholder may vary depending upon the shareholder's particular facts and circumstances. EACH SHAREHOLDER SHOULD CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF PARTICIPATION IN THE OFFER, INCLUDING WITHOUT LIMITATION THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES IN APPLICABLE TAX LAWS.

     United States Holders Who Sell Shares Pursuant to the Offer. The sale of Shares pursuant to the Offer by a United States Holder will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. As a consequence of participating in the Offer, a United States Holder will, depending on such holder's particular circumstances, be treated either as having sold such holder's Shares or as having received a dividend distribution from the Company, with the tax consequences described below.

     Under Section 302 of the Code, a United States Holder whose Shares are exchanged for cash pursuant to the Offer will be treated as having sold such holder's Shares, and thus will recognize gain or loss if the exchange (i) is "not substantially equivalent to a dividend" with respect to the holder, (ii) is "substantially disproportionate" with respect to such holder, or (iii) results in a "complete termination" of such holder's equity interest in the Company, each as discussed below. In applying these tests, a United States Holder will be treated as owning Shares actually or constructively owned by certain related individuals and entities.

     If a United States Holder sells Shares to persons other than the Company at or about the time such holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the Company, the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the holder's exchange of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described below.

     A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" under such holder's particular facts and circumstances. Shareholders should consult their own tax advisors to determine if they qualify under this test.

     An exchange of Shares for cash will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of the Shares actually or constructively owned by such holder immediately before the exchange, and the shareholder owns actually and constructively less than 50% of the total combined voting power of all classes of stock entitled to vote immediately after the sale of Shares.

     A United States Holder that exchanges all Shares actually and constructively owned by such holder for cash pursuant to the Offer will be treated as having completely terminated such holder's equity interest in the Company. Constructive ownership of a shareholder who disposes of all Shares of the Company's capital stock actually owned by such shareholder may be waived under certain circumstances described in Section 302(c) of the Code.

     If a United States Holder is treated for federal income tax purposes as having sold such holder's Shares under the tests described above, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the purchased Shares exceeds one year as of the date of the exchange. Shareholders should consult their own tax advisors concerning the application of the above tests to determine the tax treatment of participating in the Offer to their particular circumstances.

     If a United States Holder who exchanges Shares pursuant to the Offer is not treated under Section 302 of the Code as having sold such holder's Shares, the entire amount of consideration received by such holder will be treated as a dividend to the extent of the Company's current earnings and profits (which is approximately equal in the aggregate to the Company's net income for fiscal 1996, less dividends previously paid during such fiscal year) and accumulated earnings and profits, which the Company anticipates will be sufficient to cover the amount of any such deemed dividend and will be included in the holder's taxable gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged. No loss will be recognized. The United States Holder's tax basis in the Shares exchanged generally will be added to such holder's tax basis in such holder's remaining Shares. To the extent that consideration received in exchange for Shares is treated as a dividend to a corporate United States Holder, such holder will be (i) eligible for a dividends-received deduction (subject to potential limitations, including those set forth in Section 246(c) of the Code (relative to dividends received on common stock held for 45 days or less) and Section 246A of the Code (relative to debt -- financial portfolio stock)), and (ii) subject to the "extraordinary dividend" provisions of Section 1059 of the Code (pursuant to which such holder may be required to reduce its tax basis in its remaining Shares and recognize gain to the extent that the non-taxed portion of the consideration received exceeds the basis in the Shares owned by such corporation shareholder). To the extent, if any, that the consideration received by a United States Holder pursuant to the Offer exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of such holder's tax basis in the Shares and thereafter as capital gain.

     The Company cannot predict whether or to what extent the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Even if all the Shares actually and constructively owned by a United States Holder are tendered pursuant to the Offer, it is possible that not all of the Shares will be purchased by the Company, which in turn may affect the United States Holder's ability to satisfy one of the tests under Section 302 of the Code discussed above. Therefore, a United States Holder can be given no assurance that a sufficient number of such United States Holder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes.

     Shareholders Who do not Participate in the Offer. Shareholders who do not exchange or otherwise dispose of their Shares pursuant to, or in connection with, the Offer will not recognize any taxable gain or loss or otherwise incur any tax liability as a result of the consummation of the Offer.

     Backup Federal Income Tax Withholding. To prevent federal income tax backup withholding equal to 31% of the gross payments made to shareholders for shares purchased pursuant to the Offer, each shareholder who does not establish an exemption from such withholding must provide the Depositary with such shareholder's correct taxpayer identification number (social security number or employer identification number), certify under penalties of perjury that such number is correct, and provide certain other information by signing the Substitute From W-9 included as part of the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign shareholder to qualify as an exempt recipient, such a shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. Such forms can be obtained from the Depositary. See Instructions 10 and 11 of the Letter of Transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO SHAREHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

     Withholding for Foreign Shareholders. Even if a foreign shareholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign shareholder or such shareholder's agent unless the

Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign shareholder is any shareholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, or
(iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of the source of such income. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign shareholder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a shareholder's status as a foreign shareholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such shareholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described herein or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. FOREIGN SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDERS RELATED TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER AND THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE. See Instructions 10 and 11 of the Letter of Transmittal.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

14.  EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 5 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion upon the occurrence of any of the conditions specified in Section 5 hereof, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. The Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in
Section 5 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, and such announcement, in the case of an extension, shall disclose the approximate number of Shares tendered to that date and shall be issued no later than the earlier of (i) 9:00 a.m., Eastern Daylight Savings time, on the next business day after the last previously scheduled or announced Expiration Date or (ii) the first opening of the

AMEX on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) promulgated under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which, as interpreted by the Commission, require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) depends upon the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

15.  FEES AND EXPENSES

     The Company has retained Furman Selz LLC to act as Dealer Manager in connection with the Offer. Furman Selz LLC will receive a total fee of $550,000 for its services as Dealer Manager in connection with the Offer and for its financial and other advisory services provided to the Board of Directors. The Company has also agreed to reimburse Furman Selz LLC for certain out-of-pocket expenses incurred in connection with the Offer and to indemnify Furman Selz LLC against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

     The Company has retained McCormick & Pryor Ltd. as Information Agent and Continental Stock Transfer & Trust Company as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their respective services. The Company will also reimburse the Information Agent and the Depositary for out-of-pocket expenses, including reasonable attorneys' fees and will indemnify them against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Information Agent may contact shareholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

     The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of this Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

16.  MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13e-4") which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning the Company.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                           FRISCH'S RESTAURANTS, INC.

July 14, 1997

     Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each shareholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                   CONTINENTAL STOCK TRANSFER & TRUST COMPANY

BY MAIL, HAND OR BY OVERNIGHT COURIER:            BY FACSIMILE TRANSMISSION:
2 Broadway, 19th Floor                            (FOR ELIGIBLE INSTITUTIONS ONLY)
New York, New York 10004                          (212) 509-5150

         CONFIRM RECEIPT OF NOTICE OF GUARANTEED DELIVERY BY TELEPHONE:

                            (212) 509-4000, Ext. 535

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent, at the telephone number and address below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact the Depositary.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             MCCORMICK & PRYOR LTD.

                            26 Broadway, Suite 1640
                            New York, New York 10004

                 Banks and Brokers Call Collect: (212) 968-9090
              All Others Call Toll-Free: (800) 476-2508 PIN #3774

                      THE DEALER MANAGER FOR THE OFFER IS:

                                FURMAN SELZ LLC

                                230 Park Avenue
                            New York, New York 10169

                                 (800) 939-9991

July 14, 1997